As confidentially submitted to the U.S. Securities and Exchange Commission on June 30, 2021. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vahanna Tech Edge Acquisition I Corp.

(Exact name of registrant as specified in its charter)

British Virgin Islands	6770	98-1600102
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I R S Employer Identification No)

144 East 44th Street, 8th Floor

New York, NY 10017

Telephone: (347) 745-6448

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Karan Puri

Chief Executive Officer

Vahanna Tech Edge Acquisition I Corp.

144 East 44th Street, 8th Floor

New York, NY 10017

Telephone: (347) 745-6448

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Sakowitz Jeffrey Stern Winston & Strawn LLP 200 Park Avenue New York, NY 10166 (212) 294-6700	Chris Newton Maples and Calder Ritter House, PO Box 173 Road Town, Tortola, VG1110 British Virgin Islands Tel: (284) 852-3043	G. Matthew Sheridan Sidley Austin LLP Level 31 Six Battery Road Singapore 049909 Tel: +65 6230 3939	Meng Ding Sidley Austin LLP 39/F, Two Int’l Finance Centre Central, Hong Kong +852 2509 7858

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, smaller reporting company or an emerging growth company See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b 2 of the Exchange Act.  ☐

Large accelerated filer	☐	Accelerated filer	☐

Non accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement on Form S-1 of Vahanna Tech Edge Acquisition I Corp. (the “Registration Statement”) is being confidentially submitted to the Securities and Exchange Commission solely for the purpose of providing certain exhibits as indicated in Part II of this Amendment No. 1. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting commissions) will be as follows:

Legal fees and expenses	350,000
Accounting fees and expenses	60,000
SEC/FINRA expenses	60,093
Nasdaq listing and filing fees	85,000
Printing and engraving expenses	35,000
Travel and road show	10,000
Miscellaneous expenses	69,907

Total offering expenses	$670,000

Item 14. Indemnification of Directors and Officers.

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On May 6, 2021, the Sponsor received 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for the payment of $25,000 of deferred offering costs. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Our sponsor is an accredited investor for purposes of Rule 501 of Regulation D.

Our sponsor has committed, pursuant to a written agreement, to purchase from us an aggregate of 6,550,000 private placement warrants (or 7,150,000 warrants if the underwriters’ over-allotment option is exercised in full) at $1.00 per warrant (for an aggregate purchase price of $6,550,000 (or $7,150,000 if the underwriters’ over- allotment option is exercised in full)). This purchase will take place on a private placement basis simultaneously with the completion of our initial public offering. This issuance will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Item 16.

Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Memorandum and Articles of Association.*

3.2	Second Amended and Restated Memorandum and Articles of Association.*

3.3	Form of Amended and Restated Memorandum and Articles of Association.*

4.1	Specimen Unit Certificate.*

4.2	Specimen Class A Ordinary Share Certificate.*

4.3	Specimen Warrant Certificate.*

4.4	Specimen Right Certificate.*

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.**

5.1	Opinion of Maples and Calder, British Virgin Islands counsel to the Registrant.*

5.2	Opinion of Winston & Strawn LLP, counsel to the Registrant.*

10.1	Promissory Note, dated as of May 6, 2021 issued to Vahanna LLC.*

10.2	Form of Letter Agreement among the Registrant and its officers, directors and Vahanna LLC.*

10.3	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.*

10.4	Form of Registration Rights Agreement between the Registrant and certain security holders.*

10.5	Form of Securities Subscription Agreement, dated May 6, 2021, between the Registrant and Vahanna LLC. *

10.6	Form of Private Placement Warrants Purchase Agreement between the Registrant and Vahanna LLC.*

10.7	Form of Administrative Services Agreement, by and between the Registrant and Vahanna LLC.*

14	Form of Code of Ethics.*

23.1	Consent of Marcum LLP.*

23.2	Consent of Maples and Calder (included on Exhibit 5.1).*

23.3	Consent of Winston & Strawn LLP (included on Exhibit 5.2).*

24	Power of Attorney (included on the signature page of this Registration Statement).*

99.1	Form of Audit Committee Charter.*

99.2	Form of Compensation Committee Charter.*

99.3	Consent of Diane B. Glossman.*

99.4	Consent of Abha Kumar.*

99.5	Consent of Raghu Sundaram.*

99.6	Consent of Ajay Shah.*
*	To be filed by amendment.
**	Filed herewith.

Item 17. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement Amendment No.1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the [ ] day of [ ] 2021.

Vahanna Tech Edge Acquisition I Corp.

By:
Name: Karan Puri
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karan Puri his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer	[ ], 2021
Karan Puri	(Principal Executive Officer)

	Chief Financial Officer	[ ], 2021
[ ]	(Principal Financial and Accounting Officer)

	Chairman	[ ], 2021
Saurav Adhikari